FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - AGM STATEMENT

At the Annual General Meeting of HSBC Holdings plc, to be held at the Queen Elizabeth II Conference Centre, London today, the following speech will be given by Group Chairman, Douglas Flint.

Group Chairman, Douglas Flint, said:

Our AGM is perhaps the most important occasion in the annual cycle of governance events.

Among other things it gives Stuart and me the opportunity to review performance and to update you on progress made towards shaping HSBC to meet all the demands required of a banking group in the 21st century, including those which you, our shareholders, expect of us.

This year is a special year in that we are marking HSBC's 150th anniversary.

Whilst HSBC of today has come a long way from the small regional bank founded in 1865, one thing that has set HSBC apart throughout its 150-year history has been its resilience.

And resilience in essence reflects the dedication of our staff, the loyalty of our customers and the support of the communities we serve.

None of these we take for granted.

Before I go any further, let me say very clearly - the recent past has been very difficult for HSBC - since we last met you have all read about failings that have been hard to reconcile with your belief in the organisation you own, with the traditions many of you were part of and with your rightful expectations of how those privileged to be part of a hugely significant industry should behave.

I and my colleagues understand your disillusionment, share your frustration at having been let down, apologise for the inadequacies in controls that allowed unacceptable behaviours to occur undetected and accept responsibility for restoring HSBC's reputation and standing to where they should be.

We all take these issues very personally; the Board, my colleagues on the leadership team and the 266,000 colleagues who work for HSBC today when the bank is found wanting. And just like the societies we serve, the vast majority of people who work for HSBC get up every morning to do the right thing for the communities of which they are an integral part, and they are incensed at the damage done to the brand by a very small number of individuals who broke our rules and circumvented our controls.

HSBC has paid a heavy price. Our reputation has been damaged and the financial burden of the unacceptable behaviour has been borne by you, our shareholders in fines, penalties, additional costs and the opportunity costs arising from diversion of management time - this is clearly wrong.

As new regulation which will clarify individual responsibility is embedded and fresh legislation comes into force that will widen the sanctions available to address the most egregious behaviour, I hope we will see much greater individual accountability visited on those directly responsible.

Societal, regulatory and public policy expectations of our industry have changed and changed for the better. Application of these changed expectations against historic business models and practices are highlighting areas where we can enhance the way markets operate and customers are served as well as, regrettably, uncovering matters that require remediation with the possibility of related regulatory sanction or customer redress. Nothing illustrates this more painfully than the close to US$200bn of litigation costs incurred by the banking industry in the last few years. It is however, through analysing these instances of past failings that we can improve the financial system for the future.

Our ability to make step changes is enabled by new technology that facilitates a forensic examination of years of historic data to uncover patterns of market activity and risk exposures that could never have been analysed in the past.
The potency of this technology is why it is also impossible to be sure that further matters will not be added to the scrutiny of our industry which continues across multiple jurisdictions and activities. The key benefit is that consequential policy design and regulatory reform is capable of being based on a sound body of evidence.

The same technological advancements around data analytics, including 'big data', are providing us with much more sophisticated tools to enhance our own capabilities to protect the financial system from bad actors and better serve customers. Through technology we can better manage vulnerability and release creativity.

And, as more and more customers choose to transact online and through mobile devices, such further investment in technology to protect ourselves and our customers from cyber threats is both mandatory and urgent.

As a consequence the long-term cost structure of the industry has been transformed as banks take on a much more proactive role as key gatekeepers to the financial system. Our job now is to demonstrate, that our business model can accommodate the revised cost structure public policy now demands and still produce attractive returns to shareholders.

This can only be done by delivering attractive and competitive products and services to those who entrust us with servicing their financial needs.

So I want to pay tribute at this stage to my colleagues who are going out of their way to carry out their day to day duties in a difficult environment in an exemplary manner. It is through their endeavours that we can restore trust and rebuild the brand.

From the Bank's earliest days, HSBC staff have demonstrated enormous dedication and commitment in even the most testing of circumstances. When Stuart and I appear in front of Parliamentary committees and the like we are acutely aware we are representing those 266,000 colleagues, whose efforts and loyalty we appreciate greatly.

Throughout time, banking has faced diverse and difficult times. We may think we are in a time of unprecedented challenges but our predecessors faced wars, revolutions, epidemics, tsunamis, economic crises, expropriation and banking crises even more acute than the one we have just come through.

So as we navigate our 150th year we can take strength from our history.

That history tells us if we treat every challenge as an opportunity to regroup and build a stronger and more resilient HSBC we will emerge in better shape to deal with whatever comes next.

Today I can assure you we are all working tirelessly to build a stronger bank with a consistent global operating model, rigorous controls and the highest global standards, all underpinned by a clear strategy built around serving our tens of millions of loyal customers.

All the changes and reforms we are putting in place to build the leading bank of the 21st century are subjected to intense challenge and scrutiny from the Board, our regulators, multiple public policy institutions and the Monitor appointed to ensure we fulfil our commitments to embed market leading global standards around financial crime compliance in all its aspects.

We have made good progress but the recent intense media coverage of events from a different time within a business already significantly restructured makes it hard for people outside HSBC to recognise these efforts.

I want to take a few moments to explain why this is really important to our future.

I hope what I say will resonate with your expectations.

I hope it will explain why a properly functioning financial system is really important to future prosperity of the communities we live in and why a bank like HSBC has a real opportunity to thrive.

There are some unstoppable key trends impacting the global economy today.

As the developed world contemplates more subdued growth than enjoyed historically and as emerging markets enter a phase of consolidation, deregulation and greater market based reforms, these trends will shape the global economy in the near to mid-term.

The first of these is urbanisation in emerging markets, most notably in China as migration from the rural economy accelerates in order to achieve a more balanced distribution of economic prosperity. One hundred million people will move into China's middle-class in the next 10 years - creating major opportunities for increased trade and consumer spending.

Secondly, it is clear there needs to be massive investment in new infrastructure to support this growth in urbanisation in emerging markets and at the same time to refresh ageing infrastructure in developed markets.

China is investing in a network of highways, railways, logistics centres and other critical infrastructure to eliminate the connectivity bottleneck within Asia and between Asia and the West - the new Silk Road. India needs massive investment in energy, transportation and logistics to meet its economic goals. These are but two examples. Across Asia, investment needs are estimated at US$8trn.

Thirdly, the newly affluent citizens benefitting from a greater share of economic prosperity will demand the diet and lifestyle of their predecessors. Inevitably this will put even greater strain on the world's scarce natural resources.

The fourth overriding trend is a recognition that future economic prosperity has to be based on more efficient consumption of scarce natural resources and lower dependence on climate impacting fuels if targeted economic growth is to be sustainable; this leads to the need to embrace much greater investment in new 'green' technologies.

And…finally, the world is facing a major shift in demographic profile, essentially an ageing population, relatively larger to the working population than ever seen, with huge consequential funding implications for pensions, healthcare and long-term care costs.

Fiscal budgets cannot meet the growing need for funding on the scale illustrated above so private sector participation is essential and will offer investors many opportunities to improve the returns on their money.

So while we urgently address the causes of past failings in our industry, we must keep in perspective the enormous benefits of a properly focussed and functioning financial system.

These range from:
• the efficient allocation of financial resources that enhances economic growth;
• to the financial innovation that allows those investing in new and complex areas to manage the related project risks;
• and on to the creation of the products and services that allow individuals and companies to realise their ambitions and contemplate their future with confidence.

This is what the financial system can and must deliver. And when it delivers, as it did in the decades up to the Global Financial Crisis it contributes to the steady spread of prosperity, and helps tens if not hundreds of millions of people escape from poverty.

And finally we absolutely need a properly functioning and integrated financial system to put economies on course to meet the growing obligations created by demographic ageing.

Simply put we need to focus:
• on supporting the investment needed to stimulate growth;
• on the design of new products to better manage risk;
• on more exciting use of the new technologies allowing people greater and cheaper access to a wider range of financial services;
• and on the innovation that will help people deal with retirement though more efficient management of and access to their savings and investments.

All of these trends play to the strengths of your bank. For 150 years HSBC has been following trade and investment flows to serve customers as they fulfil their financial ambitions. Today we are also at the heart of the public policy debate about how to create a new asset class of investible infrastructure projects to meet demand both from the communities who need the investment and from long-term investors seeking assets to match against growing pension liabilities. Within this we are actively involved in promoting the development of so-called Green Bonds which support environmental sustainability as a key element of the financing package.

In a world which has moved from being interconnected to being interdependent, our business model is increasingly relevant to companies of all sizes and to individuals whose financial future is linked to economic activity in multiple countries. Very few banks today have our capabilities to connect the entrepreneurial ambitions of our corporate customers to a global network that facilitates the international collaboration needed for competitive success.

We are also very conscious of the need to find new avenues of finance for smaller businesses. Here in the UK, we were instrumental a few years ago in the creation of the Business Growth Fund (BGF), a wholly private sector initiative which provides long-term patient equity capital for small companies. To date, the BGF has disbursed £0.5bn, to over 100 growing British companies, creating over 3,000 jobs.

As the regulatory reform programme reaches its final stages we will continue to champion the benefits of shaping the new regulatory system to underpin the financial activities that support global trade and investment flows and job creation. The global financial system is transparently and markedly stronger than it was before the crisis and it is essential we are able to utilise this strength to support risk taking and entrepreneurial ambition within the communities we serve.

It is also essential that we position HSBC in the best way to support the markets and customer bases critical to our future success. In this regard, we also have to take fully into account the repositioning of our industry being driven by the regulatory and structural reforms which have been put in place post crisis. As I said at our informal meeting in Hong Kong on Monday, we are beginning to see the final shape of regulation and of structural reform, including the requirement to ring fence in the UK. As part of the broader strategic review taking place, the Board has therefore now asked management to commence work to look at where the best place is for HSBC to be headquartered in this new environment. The question is a complex one and it is too soon to say how long this will take or what the conclusion will be; but the work is underway.

Finally as we look forward, it is impossible not to reflect on the very broad range of uncertainties and challenges to be addressed in 2015 and beyond. Many of these are outside our control, particularly against a backdrop of patchy economic recovery and limited monetary and fiscal policy ammunition. They include:
• unexpected outcomes arising from current geopolitical tensions;
• eurozone membership uncertainties;
• political changes, currency and commodity price realignments;
• and interest rate moves and the effectiveness of central banks' unconventional policies.
to name but a few.

All could materially affect economic conditions and confidence around investment and consumption decisions.

One economic uncertainty stands out, that of continuing UK membership of the EU. In February we published a major research study which concluded that working to complete the Single Market in services and reforming the EU to make it more competitive were far less risky than going it alone, given the importance of EU markets to British trade.

There are however also many underlying positive trends that shape our thinking about the coming year.

We are very encouraged by the trends in outward investment from China and the reshaping of the Chinese economy from export dependence to domestic consumption.

We see great opportunity from further liberalisation and internationalisation of the renminbi, where we are the leading international bank supporting that internationalisation.

We are positive on the opportunities that will arise from Capital Markets Union within Europe and the declared focus of the incoming Commission on growth and jobs.

The strength of the US economy and the benefits of lower oil prices are proving to be positive drivers of growth.

There is much to be gained from successful negotiation of the Transatlantic Trade and Investment Partnership and the Trans-Pacific Partnership.

Growing attention on funding infrastructure investment globally is potentially of huge significance.

Our 150th anniversary is a humbling moment and brings home the enormous responsibility of positioning HSBC to prosper for future generations.

If any of us are to have a legacy it is the individual contributions we all are making to ensure that HSBC is the bank that we all are proud to work for and others aspire to emulate.

In a period in which we have been severely tested, I am truly proud of what we are, what we are building and what we stand for - our resolution to eradicate bad practices wherever they arise is absolute as is our commitment to restore HSBC's reputation to where it should be and to play our part in promoting the prosperity of our customers and the communities we serve - and I would like to thank you, our shareholders for your support and for the discipline you demand from us to retain that support.

And finally returning to my colleagues; HSBC's institutional success has always depended first and foremost on its people.

Those who have worked for HSBC over the last 150 years have been the real authors of the Bank's story, whilst all those working today are writing the first chapter for the next 150 years.

And I would like to repeat my thanks to them for their hard work, dedication and commitment to HSBC.

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Media enquiries to:
London
Heidi Ashley	+ 44 (0) 20 7992 2045	heidi.ashley@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 24 April 2015